UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ASX ANNOUNCEMENT

21 November 2025

2025 Annual General Meeting Results

Elevra Lithium Limited (ACN 091 951 978) (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) (“Elevra” or “Company”) wishes to announce that all resolutions were passed following a poll at the Company's Annual General Meeting held this morning, 21 November 2025.

Details of the votes cast are provided on the following page.

Announcement authorised for release by Elevra’s Board of Directors.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) with projects in Québec, Canada, United States, Ghana and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	1

Elevra Lithium Limited Annual General Meeting Friday, 21 November 2025 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Adoption of Remuneration Report	Ordinary	52,040,411	765,704	98,957	416,990	52,245,684	782,371	417,324	Carried
		98.36%	1.45%	0.19%		98.52%	1.48%
2 Election of Director - Dawne Hickton	Ordinary	52,857,887	2,021,757	99,940	219,273	53,111,575	2,038,424	219,273	Carried
		96.14%	3.68%	0.18%		96.30%	3.70%
3 Election of Director - Jeffrey Armstrong	Ordinary	54,282,981	346,728	101,918	467,230	54,538,647	363,395	467,230	Carried
		99.18%	0.63%	0.19%		99.34%	0.66%
4 Election of Director - Jorge Beristain	Ordinary	54,523,463	350,821	107,400	217,173	54,784,611	367,488	217,173	Carried
		99.16%	0.64%	0.20%		99.33%	0.67%
5 Election of Director - Christina Alvord	Ordinary	54,462,849	341,262	145,336	249,410	54,761,667	358,195	249,410	Carried
		99.12%	0.62%	0.26%		99.35%	0.65%
6 Ratification of agreement to issue Options to RCF VIII	Ordinary	39,117,313	1,302,782	104,180	14,674,582	39,372,814	1,321,876	14,674,582	Carried
		96.53%	3.21%	0.26%		96.75%	3.25%
7 Approval of Equity Incentive Plan and issues of securities under it	Ordinary	52,836,148	1,128,337	102,462	300,293	53,066,812	1,155,170	303,960	Carried
		97.73%	2.08%	0.19%		97.87%	2.13%
8 Grant of STI Performance Rights to the CEO and Managing Director	Ordinary	52,422,379	1,553,297	98,925	292,639	52,632,601	1,583,661	309,640	Carried
		96.95%	2.87%	0.18%		97.08%	2.92%
9 Grant of LTI Performance Rights to the CEO and Managing Director	Ordinary	52,492,383	1,477,859	92,494	304,504	52,706,340	1,498,057	321,505	Carried
		97.10%	2.73%	0.17%		97.24%	2.76%

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: November 21, 2025	By:	/s/ Dylan Roberts Name: Dylan Roberts
Title: Company Secretary and General Counsel